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                                                                    EXHIBIT 99.3

MORGAN STANLEY DEAN WITTER

                                                 1585 BROADWAY
                                                 NEW YORK, NEW YORK 10036
                                                 (212) 761-4000


August 22, 1999



Mr. William H. Scott, III
President
ITC Holding Company, Inc.
1239 O.G. Skinner Drive
P.O. Box 510
West Point, GA 31833

Dear Bill:

Reference is made to a reorganization (the "Reorganization") of certain of the subsidiaries and equity investments controlled by ITC Holding Company, Inc. ("ITC" or the "Company") into two groups of companies, one group engaged in broadband communications services ("Broadband"), including cable television, telephone and high-speed Internet access service (the "Broadband Group"), and a second group engaged in non-Broadband activities. Currently, ITC's wholly-owned subsidiary, InterCall, Inc. ("InterCall") directly owns 100 percent of the equity interests in the following members of the Broadband Group: Interstate Telephone Company, Valley Telephone Company, Globe Telecommunications, Inc. and ITC Globe, Inc. InterCall owns approximately 82.6 percent of KNOLOGY Holdings, Inc. ("KNOLOGY"), the other member of the Broadband Group.

Because ITC management has determined that it can best promote the growth and enhance the value of the Broadband Group of businesses by grouping them together and allowing them to operate as a separate business unit, the Company has undertaken the Reorganization, pursuant to which InterCall will contribute the businesses in the Broadband Group to a newly formed company, KNOLOGY, Inc. ("Newco"), and receive as consideration stock in Newco. It is possible that, as part of the Reorganization, the other KNOLOGY shareholders and warrant holders will contribute their stock to Newco in exchange for stock of Newco. Following these transfers, ITC will hold at least 89 percent of the outstanding stock of Newco.

ITC management has informed us that additional equity capital will be required by the Broadband Group in the near future to fund the upgrades and expansion necessary to stay competitive in the Broadband market. ITC Management believes that it is unlikely that the Broadband Group will be in a position to raise the


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necessary equity capital in a public offering in the time frame necessary to fund the Broadband Group upgrades and expansion. However, ITC Management believes the Broadband Group could obtain sufficient capital in the requisite time frame through a private placement of stock. It is our belief that the Broadband Group would be more successful in obtaining the additional equity capital that it desires for its Broadband Group by making the private offering of stock in a company, such as Newco, focused on integrated broadband services rather than in a company, such as ITC, that is the parent of a more diverse conglomerate of activities that include integrated broadband services. More specifically, we believe that the terms and conditions under which Newco could access the public or private equity capital market as a "pure-play" broadband business would be better than those available if stock were offered directly by ITC as the parent of a more diverse conglomerate of activities.

In this regard, we understand that the Company is contemplating two alternatives for raising capital for Newco as the parent of the pure-play Broadband Group. The first alternative (the "Subsidiary Alternative") would entail making a private offering of the stock of Newco as a majority-owned InterCall subsidiary. The second alternative (the "Spin-off Alternative") would require distribution of the shares of Newco held by InterCall to the current shareholders of ITC prior to making the private offering of Newco stock. Under either alternative, purchasers of stock in the offering would hold between 20 and 25 percent of Newco stock after the offering.

You have asked for our advice with respect to which Reorganization alternative would best position Newco to access capital in the private equity markets. Our summary conclusion is that because of the markedly lower pro forma concentration of ownership associated with the Spin-off Alternative, Newco would, all other things being equal, have significantly easier access to capital in the private equity market and would thereby achieve a higher per share value under the Spin-off Alternative than under the Subsidiary Alternative.

We understand that this letter will be used in connection with a supplemental submission to a request for ruling that you filed previously with the Internal Revenue Service concerning the Federal income tax consequences of the proposed distribution. You agree that you will not use this letter for any other purpose without our prior written consent.

Morgan Stanley & Co., Incorporated ("Morgan Stanley") is a major international securities firm providing services to a large and diversified group of clients including multinational corporations and governments. Morgan Stanley's business includes the underwriting, distribution and trading of debt and equity securities; merger, acquisition, restructuring and other corporate finance activities; and stock brokerage and research services. Morgan Stanley's Investment Banking Division's services include the management and underwriting of public offerings of debt and


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equity securities, including private placements, and short- and medium-term debt financing in all major markets.

Concentration of Ownership

We understand that any private offering to raise capital for the Broadband Group would be made by Newco, as parent of the pure-play Broadband Group. Under the Subsidiary Alternative, a single shareholder, InterCall, would own at least 89 percent of Newco stock at the time of the offering and would continue to own at least 67 percent of Newco stock after the offering.

Pursuant to the Spin-off Alternative, however, the stock of Newco would be much more broadly distributed. Under the Spin-off Alternative, the largest percentage of Newco stock would be held by members of two families, with members of one family holding between 17.5 and 20.9 percent of Newco stock after the offering and members of another family holding between 11.3 and 13.6 percent after the offering. Nine unrelated companies (and their related entities) would own between 21.1 and 25.2 percent of the shares after the offering, while between
4.2 and 5.1 percent of Newco stock would be held by unrelated ITC employees and former employees. The remaining shares would be held by a large number of unrelated shareholders.

We believe that the per share valuation of the Stock (in Newco) offered to the private equity markets to raise capital under the Spin-off Alternative would be significantly higher than the per share value of stock (in Newco) offered under the Subsidiary Alternative. This is based on our experience that in situations where a single party or a small number of related parties own a large majority of the common stock or otherwise control a company, minority investors are typically concerned about potential conflicts of common stock being offered for sale at a later date by current investors. Our experience is that these concerns, or any uncertainty relating to these issues, can result in decreased demand for common stock being offered by a company and/or lower prices per share that investors are willing to pay such common stock.

Potential Conflicts of Interest

Conflicts of interest between shareholder groups can arise in a number of instances where a single party or small number of related parties own a large majority of the common stock or otherwise control a company. One such instance is the receipt of an offer from a third party to acquire a company. While the offer may represent a fair value, strategic consideration on the part of the controlling party(s) may lead to refusal of the offer, even though such offer may provide minority investors a higher return that they may otherwise be able to achieve. Given the potential for consolidation in the broadband telecommunications sector, we consider this to be potentially significant issue for Newco in the event that it tries to raise equity capital under the Subsidiary Alternative.


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Impact of "Overhang"

Another likely concern among target investors in a private placement by Newco is the potential for significant amount of stock to be offered for sale in the future by current owners. Concentrated ownership of a large amount of stock heightens this concern, often referred to as "overhang." Large amounts of stock offered in the market on a secondary basis, especially by control shareholders perceived by the market to be extremely knowledgeable about a company and its prospects, can materially affect such company's valuation. Given the more diffused ownership profile resulting from the Spin-off Alternative and the correspondingly lower risk of a large number of investors acting in concert to sell a given amount of stock, we believe this alternative would significantly decrease concern regarding overhang, particularly as we would seek to "lock-up" significant shareholders contractually pursuant to a private placement.

Conclusion

Based on our experience in raising equity for corporations generally and in structuring and executing IPO's and private placements for companies in the competitive telecommunications sector specifically, we believe that, because of the less concentrated ownership profile associated with the Spin-off Alternative, Newco would access equity capital on significantly better terms (e.g., a higher per share valuation) pursuant to this alternative.


Sincerely,


MORGAN STANLEY & CO. INCORPORATED

By: /s/ ROBERT M. SHEPARDSON
   ----------------------------------
Name:  Robert M. Shepardson
Title: Principal